Exhibit 4.1

July 31, 2015

Via First Class Mail, Postage Prepaid

Re:	Notice of Redemption for Series A Convertible Preferred Stock, Issued by Cornerstone Bancshares, Inc.

Dear Sir or Madam:

This letter serves as a notice of redemption in connection with the anticipated redemption by Cornerstone Bancshares, Inc. (the “Company”) of its Series A Convertible Preferred Stock (the “Series A Preferred Stock”), pursuant to the terms of the Company’s Amended and Restated Charter, as amended (the “Charter”), setting forth the relative rights, preferences, and privileges of the Series A Preferred Stock.

Pursuant to Part 6(c) of Section 3(a) of the Charter, this notice states as follows:

1.	The redemption date is August 31, 2015;

2.	The aggregate number of shares of Series A Preferred Stock to be redeemed by the Company is 600,000 (the “Redeemed Shares”), which constitutes all of the shares of Series A Preferred Stock outstanding as of the date of this notice;

3.	Under the Charter, the per share redemption price for the Series A Preferred Stock is calculated as the sum of: (i) the original issue price per share of $25.00 plus (ii) the amount of accumulated and unpaid dividends to, but excluding, the date fixed for redemption. Based on a redemption date of August 31, 2015, the per share redemption price for the Redeemed Shares, therefore, is $26.042 per share; and

4.	The place where certificates and the attached letter of transmittal for the Redeemed Shares are to be surrendered for payment of the redemption price is:

By hand, mail, express mail, courier, or other expedited service:

American Stock Transfer & Trust Company, LLC
6201 - 15th Avenue
Brooklyn, New York 11219
Attention: Reorganization Department

To receive payment of the redemption price, please fully complete the attached letter of transmittal and return it, along with certificates representing your Redeemed Shares, if your shares are certificated, to the foregoing address.

Thank you for your support of the Company. If you have any questions related to this matter, please feel free to call the undersigned at (423) 385-3000.

Sincerely,

Nathaniel F. Hughes
President and CEO